Exhibit 99.3

May 21, 2021	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

The Office of the Superintendent of Securities (Prince Edward Island)

Dear Mesdames / Sirs:

Re:	Notice of Change of Auditor – PyroGenesis Canada Inc.

We have read and reviewed the information contained in the Notice of Change of Auditor of PyroGenesis Canada Inc. dated May 21, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice pertaining to Raymond Chabot Grant Thornton LLP.

Yours truly,

Member of Grant Thornton International Ltd	rcgt.com